UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended September 30, 2018 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on November 28, 2018 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated November 13, 2018. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2018 and the other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2018 filed in Japan on June 28, 2018. The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report. On April 1, 2018, our major subsidiary, The Bank of Tokyo-Mitsubishi UFJ, Ltd., was renamed MUFG Bank, Ltd.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in “Risks Relating to Our Business” in our most recent annual securities report filed in Japan.

5.	Risks relating to our financial markets operations

We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. As a result, our financial condition and results of operations are subject to the risks relating to these operations and holdings. The primary risks are fluctuations in interest rates in and outside of Japan, foreign currency exchange rates and securities prices. For example, an increase in interest rates in and outside of Japan may adversely affect the value of our fixed income securities portfolio. Specifically, interest rates may increase in the event that Japanese government bonds decline in value due to such factors as a heightened market expectation for tapering, cessation or revision of the “quantitative and qualitative monetary easing with yield curve control” program in response to further progress in the anti-deflation measures in Japan and a decline in confidence in Japan’s fiscal health and sovereign creditworthiness, or in the event that interest rates on U.S. Treasury securities rise due to such factors as acceleration in the pace of interest rate increases in the United States. If interest rates in and outside of Japan rise for these or other reasons, we may incur significant losses on sales of, and valuation losses on, our government bond portfolio. In addition, an appreciation of the Japanese yen will cause the value of our foreign currency-denominated investments on our financial statements to decline and may cause us to recognize losses on sales or valuation losses. We manage market risk, which is the risk of incurring losses due to various market changes including interest rates in and outside of Japan, foreign currency exchange rates and securities prices, by separating market risk into “general market risk” and “specific risk.” General market risk is the risk of incurring losses due to changes in overall markets, while specific risk is the risk of incurring losses due to changes in the prices of individual financial instruments, including stocks and bonds, which fluctuate separately from changes in the overall direction of the market. To measure these risks, we use a method that statistically estimates how much the market value of our portfolio may decline over a fixed period of time in the future based on past market changes, and we consider the sum of our general market risk and specific risk calculated by this method as our market risk exposure. However, because of its inherent nature, our market risk exposure calculated in this manner cannot always reflect the actual risk that we face, and we may realize actual losses that are greater than our estimated market risk exposure.

In addition, if the “quantitative and qualitative monetary easing with yield curve control” program is maintained in Japan for an extended period, or if the negative interest rate is lowered from the current level, market interest rates may decline further, and the yield on the Japanese government bonds and other financial instruments that we hold may also decline.

Furthermore, we may voluntarily modify, or may be required by changes in accounting rules or otherwise to modify, the valuation method and other accounting treatment we apply to the financial instruments we hold in connection with our markets operations. In such case, our results of operations may be adversely affected.

19.	Risks of receiving potential claims or sanctions regarding inappropriate or illegal practices or other conduct from our customers or regulatory authorities

We conduct our business subject to ongoing regulations and associated compliance risks (including the effects of changes in laws, regulations, policies and voluntary codes of practice in Japan and other markets where we operate). In the current regulatory environment, we are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

Our failure to comply with all applicable laws and regulations, including those relating to money laundering, financial crimes, and other inappropriate or illegal transactions, may lead to penalties, fines, public reprimands, damage to reputation, issuance of business improvement and other administrative orders, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate. These consequences may harm our reputation resulting in loss of customer or market confidence in us or otherwise in deterioration of our business environment, and may adversely affect our business and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

In December 2012, Bank of Tokyo-Mitsubishi UFJ agreed to make a payment to the Office of Foreign Assets Control of the U.S. Department of the Treasury, or OFAC, to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007. In addition, in June 2013, Bank of Tokyo-Mitsubishi UFJ entered into a consent agreement with the New York State Department of Financial Services, or NYDFS, to resolve issues relating to certain U.S. dollar payments that were routed through New York from 2002 to 2007. Under the terms of the agreement with NYDFS, Bank of Tokyo-Mitsubishi UFJ agreed to make a civil monetary payment to NYDFS and retain an independent consultant to conduct a compliance review of the relevant controls and related matters in Bank of Tokyo-Mitsubishi UFJ’s current operations. In addition, in November 2014, Bank of Tokyo-Mitsubishi UFJ entered into a consent agreement with NYDFS to resolve issues relating to instructions given to PricewaterhouseCoopers LLP, or PwC, and the disclosures made to NYDFS in connection with Bank of Tokyo-Mitsubishi UFJ’s 2007 and 2008 voluntary investigation of Bank of Tokyo-Mitsubishi UFJ’s U.S. dollar clearing activity toward countries under U.S. economic sanctions. Bank of Tokyo-Mitsubishi UFJ had hired PwC to conduct a historical transaction review report in connection with that investigation. Under the terms of the agreement with NYDFS, Bank of Tokyo-Mitsubishi UFJ made a payment of the stipulated amount to NYDFS, and agreed to take actions on persons involved in the matter at that time, relocate its U.S. BSA/AML and OFAC sanctions compliance programs to New York, and extend, if regarded as necessary by NYDFS, the period during which an independent consultant is responsible for assessing Bank of Tokyo-Mitsubishi UFJ’s internal controls regarding compliance with applicable laws and regulations related to U.S. economic sanctions. On November 9, 2017, Bank of Tokyo-Mitsubishi UFJ entered into a Stipulation and Consent to the Issuance of a Consent Order with the U.S. Office of the Comptroller of the Currency, or OCC, under which Bank of Tokyo-Mitsubishi UFJ agreed to the entry by the OCC of a Consent Order that includes remedial terms and conditions that are substantively the same as those included in the consent agreements that Bank of Tokyo-Mitsubishi UFJ had reached with NYDFS in June 2013 and November 2014. This Consent Order, which the OCC executed, enables the OCC to supervise MUFG Bank’s plans to enhance its internal controls and compliance program relating to OFAC sanctions requirements. The Stipulation and Consent with the OCC followed MUFG’s conversion of the U.S. Branches and Agencies of MUFG Bank and Mitsubishi UFJ Trust and Banking Corporation, including MUFG Bank’s New York Branch, from state-licensed branches and agencies under the supervision of state regulatory agencies, including NYDFS, to federally licensed branches and agencies under the supervision of the OCC. MUFG Bank is undertaking necessary actions relating to these matters. In addition, MUFG Bank is currently engaged in litigation with NYDFS with regard to the conversion of its New York Branch license as well as purported violations of law alleged to have occurred prior to the federal license conversion. These developments or other similar events may result in additional regulatory actions against us or agreements to make significant settlement payments.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. We are cooperating with these investigations and have been conducting an internal investigation among other things. In connection with these matters, we and other panel members and global financial institutions have been named as defendants in a number of civil lawsuits, including putative class actions, in the United States. These developments or other similar events may expose us to significant adverse financial and other consequences.

In July 2018, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS, our consolidated subsidiary, received an order from the Japanese Ministry of Finance suspending the special entitlements of MUMSS as a Japanese Government Bond Market Special Participant, and also received an order from the Japanese Financial Services Agency imposing an administrative monetary penalty, each based on a finding of market manipulation relating to 10-year Japanese government bond futures.

Additional Japanese GAAP Financial Information for the six months ended September 30, 2018

Consolidated Statements of Cash Flows

	(in millions of yen)
	For the six months ended September 30, 2017	For the six months ended September 30, 2018
Cash flows from operating activities:
Profits before income taxes	868,377	868,761
Depreciation and amortization	158,598	155,871
Impairment losses	22,597	8,507
Amortization of goodwill	8,519	8,595
Equity in losses (gains) of equity method investees	(135,674)	(163,778)
Increase (decrease) in allowance for credit losses	(114,309)	(110,467)
Increase (decrease) in reserve for bonuses	(12,975)	(19,378)
Increase (decrease) in reserve for bonuses to directors	(327)	(266)
Increase (decrease) in reserve for stock payment	152	(1,485)
Decrease (increase) in net defined benefit assets	(80,612)	(60,214)
Increase (decrease) in net defined benefit liabilities	8	271
Increase (decrease) in reserve for retirement benefits to directors	(186)	(176)
Increase (decrease) in reserve for loyalty award credits	2,049	1,273
Increase (decrease) in reserve for contingent losses	(22,020)	(87,782)
Interest income recognized on statement of income	(1,533,164)	(1,805,570)
Interest expenses recognized on statement of income	559,557	835,371
Losses (gains) on securities	(188,470)	(82,017)
Losses (gains) on money held in trust	5,356	4,873
Foreign exchange losses (gains)	(578,912)	(1,012,255)
Losses (gains) on sales of fixed assets	2,230	(6,379)
Net decrease (increase) in trading assets	2,338,325	(1,436,867)
Net increase (decrease) in trading liabilities	(3,594,083)	255,087
Adjustment of unsettled trading accounts	594,190	1,370,991
Net decrease (increase) in loans and bills discounted	(39,655)	(990,046)
Net increase (decrease) in deposits	1,466,248	(813,018)
Net increase (decrease) in negotiable certificates of deposit	424,168	(1,989,384)
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	1,179,050	18,417
Net decrease (increase) in call loans and bills bought and others	1,810,988	(6,088,211)
Net decrease (increase) in receivables under securities borrowing transactions	1,160,053	6,107,388
Net increase (decrease) in call money and bills sold and others	1,941,965	7,625,302
Net increase (decrease) in commercial papers	419,168	359,197
Net increase (decrease) in payables under securities lending transactions	(749,951)	(6,219,684)
Net decrease (increase) in foreign exchanges (assets)	(7,508)	277,871
Net increase (decrease) in foreign exchanges (liabilities)	66,493	304,235
Net increase (decrease) in short-term bonds payable	13,600	(117,799)
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	244,674	1,068,580
Net increase (decrease) in due to trust accounts	(399,598)	(287,749)
Interest income (cash basis)	1,565,981	1,815,593
Interest expenses (cash basis)	(542,327)	(809,948)
Others	(1,282,058)	(534,928)

Sub-total	5,570,520	(1,551,220)

Income taxes	(162,636)	(239,967)
Refund of income taxes	15,863	25,960

Net cash provided by (used in) operating activities	5,423,748	(1,765,228)

	(in millions of yen)
	For the six months ended September 30, 2017	For the six months ended September 30, 2018
Cash flows from investing activities:
Purchases of securities	(36,581,978)	(28,604,915)
Proceeds from sales of securities	19,471,073	17,405,834
Proceeds from redemption of securities	18,116,564	12,372,064
Payments for increase in money held in trust	(299,828)	(347,763)
Proceeds from decrease in money held in trust	168,197	329,346
Purchases of tangible fixed assets	(71,562)	(76,788)
Purchases of intangible fixed assets	(116,475)	(137,303)
Proceeds from sales of tangible fixed assets	4,011	15,362
Proceeds from sales of intangible fixed assets	700	0
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	(20)	(1,106)
Others	(1,374)	(411)

Net cash provided by (used in) investing activities	689,305	954,320

Cash flows from financing activities:
Proceeds from subordinated borrowings	23,000	10,000
Repayments of subordinated borrowings	(37,985)	(24,315)
Proceeds from issuance of subordinated bonds payable and bonds with warrants	424,461	138,400
Payments for redemption of subordinated bonds payable and bonds with warrants	(188,482)	(2,606)
Proceeds from issuance of common stock to non-controlling shareholders	2,012	358
Repayments to non-controlling shareholders	(16)	—
Dividend paid by MUFG	(121,163)	(131,954)
Dividend paid by subsidiaries to non-controlling shareholders	(19,594)	(26,252)
Purchases of treasury stock	(101,027)	(59,639)
Proceeds from sales of treasury stock	2,196	4,088
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(318)	(38)
Proceeds from sales of subsidiaries’ equity not affecting the scope of consolidation	0	—
Others	0	—

Net cash provided by (used in) financing activities	(16,918)	(91,960)

Effect of foreign exchange rate changes on cash and cash equivalents	12,139	202,911

Net increase (decrease) in cash and cash equivalents	6,108,276	(699,956)

Cash and cash equivalents at the beginning of the period	63,525,940	74,713,689

Cash and cash equivalents at the end of the period	69,634,216	74,013,732

Additional Japanese GAAP Financial Information for the six months ended September 30, 2018

1.	Significant Accounting Policies Applied to the Semi-Annual Consolidated Financial Statements

I.	Scope of consolidation

(1)	Number of consolidated subsidiaries: 215

Principal companies:

MUFG Bank, Ltd.	Mitsubishi UFJ Securities Holdings Co., Ltd.
Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ NICOS Co., Ltd.
ACOM CO., LTD.

(a)	Changes in the scope of consolidation in the six months ended September 30, 2018

PT Guna Dharma and seven other companies were newly included in the scope of consolidation due to a share acquisition or other reasons. In addition, MUFG Capital Finance 6 Limited and another company were excluded from the scope of consolidation due to liquidation.

(2)	Non-consolidated subsidiaries: None

(3)	Entities not regarded as subsidiaries even though Mitsubishi UFJ Financial Group, Inc. (“MUFG”) owns the majority of voting rights:

Hygeia Co., Ltd.

OiDE CapiSEA, Inc.

OiDE Adjubilee, Inc.

A&M Drug Development, LLC

OiDE RYO-UN Co, Inc.

(a)	Reasons for excluding from the scope of consolidation

These entities were not treated as subsidiaries because they were established as property management agents for land trust projects without any intent to control, or because MUFG’s consolidated venture capital subsidiaries owned the majority of voting rights primarily to benefit from the appreciation of their investments resulting from growth of the investees’ businesses without any intent to control.

II.	Application of the equity method

(1)	Number of non-consolidated subsidiaries accounted for under the equity method: None

(2)	Number of equity method affiliates: 59

Principal companies:

Mitsubishi UFJ Lease & Finance Company Limited

Morgan Stanley

(a)	Changes in the scope of application of the equity method in the six months ended September 30, 2018

PT Bank Danamon Indonesia, Tbk. and three other companies were newly included in the scope of application of the equity method due to a share acquisition or other reasons. In addition, MU Japan Fund PLC was excluded from the scope of application of the equity method as a result of the sale of the equity interest back to the company.

(Additional information)

(Equity method applied to Bank Danamon due to additional shares acquisition)

On August 3, 2018, MUFG Bank, Ltd. (“the Bank”), a consolidated subsidiary of MUFG, increased its equity interest in PT Bank Danamon Indonesia, Tbk. (“Danamon”) to 40.0% by acquiring an additional 20.1% of the outstanding shares of Danamon from Asia Financial (Indonesia) Pte. Ltd. (“AFI”) and other entities (together with AFI, the “Sellers”). As a result, Danamon became an equity method affiliate of both MUFG and the Bank.

1.	Objectives of the transaction

The Bank intends to establish an integrated and comprehensive services platform that serves as a gateway for clients wishing to make inroads into Indonesia’s burgeoning economy as well as local companies keen on expanding into the region. This investment is also expected to strategically allow the Bank to benefit from Danamon’s foothold in the developing local retail and small and medium enterprises (SME) segments to deepen its banking franchise in Indonesia.

2.	Outline of the proposed transaction

The Bank entered into conditional share purchase agreements with the Sellers on December 26, 2017, to acquire an aggregate equity interest of 73.8% in Danamon, subject to applicable regulatory approvals.

This strategic investment by the Bank will be executed through three steps. Upon the completion of the three steps, Danamon will be a consolidated subsidiary of MUFG and the Bank.

Step 1:	On December 29, 2017, the Bank acquired an initial 19.9% equity interest (1,907,344,030 shares) in Danamon from the Sellers based on a price of IDR 8,323 (approximately ¥70) per share at an aggregate investment amount of IDR 15,875 billion (approximately ¥133.4 billion). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of September 30, 2017, with certain adjustments applied.

Step 2:	On August 3, 2018, as stated above, the Bank acquired an additional 20.1% equity interest (1,926,513,316 shares) in Danamon from the Sellers, based on a price of IDR 8,921 (approximately ¥69) per share at an aggregate investment amount of IDR 17,187 billion (approximately ¥132.3 billion). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of June 30, 2018, with certain adjustments applied. As a result, Danamon became an equity method affiliate of both MUFG and the Bank.

Step 3:	The Bank intends to seek the necessary approvals to increase its equity interest in Danamon above 40%, and this will provide an opportunity for all other existing Danamon shareholders to either remain as shareholders or receive cash from the Bank. With the closing of Step 3, the Bank’s final equity interest in Danamon is expected to be 73.8% or larger. The price for Danamon’s shares in Step 3 will be calculated in a manner similar to Step 1 and Step2.

3.	Overview of Danamon

Corporate name	PT Bank Danamon Indonesia, Tbk.
Business description	Commercial banking
Application date of the equity method	August 3, 2018
Legal form of equity method affiliate acquisition	Shares acquisition
Acquired voting rights ratio	40%

4.	Period for which the results of operations of the equity method investee are included in the consolidated financial statements

As the equity method investee’s fiscal year ends on December 31, which differs by three months from MUFG’s fiscal year-end, the equity method affiliate’s results of operations were not included in the consolidated statements of income for the six months ended September 30, 2018.

5.	Outline of the accounting treatment applied

(1)	Acquisition cost relating to the equity method investee

Consideration for the acquired shares	Cash and due from banks	¥ 271,290 million
Direct expenses relating to the acquisition	Advisory fees, etc.	¥ 1,890 million

Acquisition cost		¥ 273,181 million

(2)	Amount of goodwill recorded and reason for recording goodwill

(a)	Amount of goodwill recorded: ¥154,370 million

This amount is on a preliminary basis since the allocation of the acquisition cost has not been completed.

(b)	Reason for goodwill recorded

The acquisition cost exceeded MUFG’s interest in the net asset value of the equity method investee on the acquisition date.

(3)	Number of non-consolidated subsidiaries not accounted for under the equity method: None

(4)	Number of affiliates not accounted for under the equity method: None

(5)	Entities not regarded as affiliates in which MUFG owns 20% to 50% of their voting rights:

Hirosaki Co., Ltd.

EDP Corporation

ISLE Co., Ltd.

AKITAYA Co., Ltd.

Sanriku Resort Co., LTD

Fun Place Co., Ltd.

Shonai Paradiso Co., LTD

Kamui Pharma Co., Ltd.

GEXVal Inc.

(a)	Reasons for excluding from the scope of affiliates

These entities were not regarded as affiliates because MUFG’s consolidated venture capital subsidiaries owned 20% to 50% of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

III.	Semi-annual balance sheet dates of consolidated subsidiaries

(1)	The semi-annual balance sheet dates of consolidated subsidiaries were as follows:

The end of February:	1	subsidiary
The end of April:	1	subsidiary
The end of June:	129	subsidiaries
July 24:	7	subsidiaries
The end of September:	77	subsidiaries

(2)	A subsidiary whose balance sheet date is the end of February was consolidated based on its preliminary financial statements as of the end of August.

A subsidiary whose balance sheet date is the end of April was consolidated based on its preliminary financial statements as of the end of July.

The remaining subsidiaries were consolidated based on their financial statements as of their respective balance sheet dates.

Adjustments were made to the consolidated financial statements to reflect significant transactions that occurred between the balance sheet dates of the subsidiaries and the consolidated balance sheet date.

IV.	Accounting policies

(1)	Trading assets and Trading liabilities; Trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“trading purposes”) are presented in “Trading assets” and “Trading liabilities” on the consolidated balance sheet on a trade-date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in “Trading income” and “Trading expenses” on the consolidated statement of income.

Trading assets and trading liabilities are stated at fair value on the consolidated balance sheet date.

(2)	Securities

(a)

Debt securities being held to maturity are stated at amortized cost (using the straight-line method) computed using the moving-average method. Available-for-sale securities are primarily stated at their quoted market prices on the consolidated balance sheet date (cost of securities sold is calculated primarily using the moving-average method), and available-for-sale securities whose fair value cannot be reliably determined are stated at acquisition costs computed using the moving-average method.

Net unrealized gains (losses) on available-for-sale securities are included directly in net assets, net of applicable income taxes, except in the case of application of the fair value hedge accounting method, in which the change in fair value recognized is recorded in current earnings.

(b)	Securities included in trust assets in money held in trust are accounted for under the same basis as noted above in Notes (1) and (2)(a).

Net unrealized gains (losses) on securities in money held in trust, which are not held for trading purposes or held to maturity, are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivative transactions (excluding those for trading purposes) are calculated primarily at fair value.

(4)	Depreciation and amortization of fixed assets

(a)	Tangible fixed assets (except for lease assets)

Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed using the declining-balance method, and is recorded based on the semi-annual period allocation of the estimated depreciation amount for the full year computed using the declining-balance method over the estimated useful lives of the assets. The useful lives are primarily estimated as follows:

Buildings: 15 to 50 years

Equipment: 2 to 20 years

Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily using the straight-line method based on their estimated useful lives.

(b)	Intangible fixed assets (except for lease assets)

Amortization of intangible fixed assets is computed using the straight-line method.

Development costs for internally used software are amortized using the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(c)	Lease assets

Depreciation or amortization of lease assets in “Tangible fixed assets” or “Intangible fixed assets” of the finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(5)	Deferred assets

Bond issuance costs and stock issuance costs are expensed as incurred.

(6)	Allowance for credit losses

Principal domestic consolidated subsidiaries determine the amount of allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in a similar condition (“virtually bankrupt borrowers”), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“likely to become bankrupt borrowers”), where the amounts of principal repayments and interest payments cannot be reasonably estimated from the borrower’s cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on likely to become bankrupt borrowers and claims on borrowers requiring close monitoring, where the amounts of principal repayments and interest payments can be reasonably estimated from the borrower’s cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based on historical credit loss experience.

For claims originated in certain foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by the relevant branches and credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and virtually bankrupt borrowers, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, is written off. The total amount of write-offs was ¥324,640 million as of September 30, 2018 (¥361,108 million as of March 31, 2018).

Consolidated subsidiaries not adopting the procedures stated above provide for allowances based on their historical credit loss experience for collectively assessed claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(7)	Reserve for bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(8)	Reserve for bonuses to directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(9)	Reserve for stocks payment

Reserve for stocks payment, which is provided for future payments of compensation under the stock compensation plan for directors and officers of MUFG and certain domestic consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of compensation as of the consolidated balance sheet date.

(10)	Reserve for retirement benefits to directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of benefits as of the consolidated balance sheet date.

(11)	Reserve for loyalty award credits

Reserve for loyalty award credits, which is provided for the future redemption of points awarded to customers through Super IC Cards, etc., is calculated by rationally estimating an amount that will be redeemed in the future based on the monetary amount converted from the awarded but unused points, and is recorded in the appropriate amount as a reserve.

(12)	Reserve for contingent losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet transactions and various litigation and regulatory matters, is calculated by estimating the impact of such contingent events. This reserve also includes future claims for repayment of excess interest payments on consumer loans that are estimated based on the past repayments, the pending claims and other factors.

(13)	Reserves under special laws

Reserves under special laws represent the reserve for contingent liabilities from derivative financial instruments transactions executed for clients, which are recorded in accordance with Article 46-5-1 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance on Financial Instruments Business.

(14)	Retirement benefits

In calculating benefit obligation, the portion of projected benefit obligation attributed to the six-month period ended September 30, 2018 is determined using the benefit formula basis.

Prior service cost is amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period.

Net actuarial gains (losses) are amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period, beginning in the subsequent fiscal year after its occurrence.

For certain overseas branches of domestic consolidated subsidiaries and some of consolidated subsidiaries, net defined benefit liability and retirement benefit expenses are calculated by the simplified method.

(15)	Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates prevailing at the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at exchange rates prevailing at the respective balance sheet date.

(16)	Leasing transactions

(As Lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to purchases, and depreciation for lease assets is computed using the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(As Lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as “Other ordinary income.”

(17)	Hedge accounting

(a)	Hedge accounting for interest rate risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions to hedge interest rate risks arising from financial assets and liabilities. Portfolio hedging or individual hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Audit Committee Report No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (February 13, 2002) and JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), are primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with JICPA Industry Audit Committee Report No. 24. With respect to hedging transactions to offset fluctuations in the fair value of fixed rate bonds classified as available-for-sale securities, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows related to floating rate deposits, loans and other instruments as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with JICPA Industry Audit Committee Report No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

(b)	Hedge accounting for foreign currency risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Audit Committee Report No. 25, “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002). Hedging instruments (e.g., currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Portfolio hedging and individual hedging are applied to hedge foreign currency risks arising from equity investments in foreign subsidiaries and foreign affiliates, and available-for-sale securities (other than bonds) denominated in foreign currencies. Monetary claims and liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments. As for the hedge accounting method applied to equity investments in foreign subsidiaries and foreign affiliates, foreign currency translation differences arising from hedging instruments are recorded as foreign currency translation adjustments. The fair value hedge accounting method is applied to available-for-sale securities (other than bonds) denominated in foreign currencies.

(c)	Hedge accounting for stock price fluctuation risks

Individual hedging is applied to hedge market fluctuation risks arising from strategic equity securities held by domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries. Instruments such as total return swaps are used as hedging instruments. The effectiveness of hedging transactions is assessed by the correlation between changes in fair value of hedged items and changes in fair value of hedging instruments. The fair value hedge accounting method is applied.

(d)	Transactions among consolidated subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions meet certain criteria under JICPA Industry Audit Committee Reports No. 24 and No. 25 and are regarded as equivalent to external third-party cover transactions.

(18)	Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet.

(19)	Consumption taxes

National and local consumption taxes are excluded from transaction amounts of MUFG and its domestic consolidated subsidiaries. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(20)	Adoption of consolidated taxation system

MUFG and some of its domestic consolidated subsidiaries have adopted the consolidated taxation system.

(21)	Accounting of bills discounted and rediscounted

Bills discounted and rediscounted are accounted for as financial trading in accordance with JICPA Industry Audit Committee Report No. 24.

(22)	Accounting standards for foreign subsidiaries

If the financial statements of foreign subsidiaries are prepared in accordance with the International Financial Reporting Standards (“IFRS”) or the Generally Accepted Accounting Principles in the United States (“U.S. GAAP”), such financial statements are used in the consolidated accounting process.

If the financial statements of foreign subsidiaries are prepared in accordance with generally accepted accounting principles in each domicile country and not in accordance with IFRS or U.S. GAAP, the financial statements of foreign subsidiaries are mainly rearranged in accordance with U.S. GAAP.

Adjustments are also made when necessary in the consolidated accounting process.

(Changes in Accounting Policies)

(Change in the definition of cash and cash equivalents in the consolidated statements of cash flows)

From the six months ended September 30, 2018, MUFG has changed the definition of cash and cash equivalents in the consolidated statements of cash flows to make it equivalent to “Cash and due from banks” on the consolidated balance sheet. Previously, it was defined as “Cash and due from banks” on the consolidated balance sheet excluding time deposits and negotiable certificates of deposits in other banks.

In light of the market environment where interest rates have long remained, and are expected to remain, ultra-low due to recent monetary policy, and the business environment where MUFG implements strategies to transform its business model based on the current Medium-Term Business Plan, treating such “Due from banks” as an operating asset which constitutes cash flows from operating activities no longer accurately reflects MUFG’s actual cash management activities, therefore, “Due from banks”, regardless of whether it bears interest, is included in cash and cash equivalents in order to more accurately present the actual cash flows.

This change has been applied retrospectively, and the consolidated statement of cash flows for the six months ended September 30, 2017 has been restated.

As a result, with respect to the consolidated statement of cash flows for the six months ended September 30, 2017, “Net cash provided by (used in) operating activities”, “Net increase (decrease) in cash and cash equivalents”, and “Cash and cash equivalents at the end of the period” increased ¥890,478 million, ¥928,167 million, and ¥30,485,715 million, respectively.

2.	Additional Information

(A Board Incentive Plan (“BIP”) for directors and officers)

I.	Outline of the plan

MUFG has implemented a performance-based director and officer stock compensation plan using a BIP trust. The plan is designed to prevent excessive risk-taking and raise motivation to contribute to both short-term and medium- to long-term improvement of financial results, thereby enabling sustainable growth and medium- to long-term enhancement of the enterprise value of the MUFG Group.

The plan’s beneficiaries are directors and officers of MUFG and certain domestic consolidated subsidiaries who satisfy prescribed beneficiary requirements. The trust entrusted with funds approved by the Compensation Committee of MUFG, together with funds contributed by certain domestic consolidated subsidiaries (collectively, “Acquisition Funds”), acquired shares of MUFG in the stock market with the Acquisition Funds.

During the trust period, in accordance with the prescribed share delivery rules, points are allocated to the beneficiaries, and the beneficiaries receive the delivery of shares of MUFG in the number representing a certain percentage of their respective allocated points. In addition, in accordance with the provisions of the trust agreement, the shares of MUFG representing the remaining points are liquidated within the trust, and the beneficiaries receive cash in the amount equal to the liquidated share price.

II.	Shares of MUFG remaining in the trust

At the end of the reporting period ended September 30, 2018, the carrying amount and number of shares which remain in the trust are ¥22,464 million and 35,109 thousand shares, respectively (¥16,567 million and 28,733 thousand shares, respectively, at the end of the fiscal year ended March 31, 2018), and are included in the treasury stock reported as part of total net assets.

3.	Consolidated Balance Sheets

I.	Equity securities and other capital investments in affiliates

	(in millions of yen)
	March 31, 2018	September 30, 2018
Equity securities	¥2,752,569	¥3,001,377
Other capital investments in affiliates	17,501	19,435

II.	Securities loaned under unsecured securities lending transactions included in “Securities”

	(in millions of yen)
	March 31, 2018	September 30, 2018
Securities loaned under unsecured securities lending transactions	¥—	¥322,825

Securities borrowed under securities borrowing transactions and securities purchased under resale agreements where the borrowers or purchasers have the right to dispose of the securities through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2018	September 30, 2018
Securities re-pledged	¥15,221,170	¥13,644,676
Securities re-loaned	820,604	744,316
Securities held without disposition	6,253,815	5,005,016

Bank acceptance bills discounted, commercial bills discounted, documentary bills discounted and foreign currency bills bought discounted with the right to dispose of the bills discounted through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2018	September 30, 2018
Bills discounted (face value)	¥1,407,163	¥1,540,155

Foreign currency bills bought which were re-discounted upon transfer

	(in millions of yen)
	March 31, 2018	September 30, 2018
Foreign currency bills re-discounted (face value)	¥3,065	¥10,346

III.	Loans to bankrupt borrowers and Non-accrual delinquent loans included in “Loans and bills discounted”

	(in millions of yen)
	March 31, 2018	September 30, 2018
Loans to bankrupt borrowers	¥50,351	¥35,095
Non-accrual delinquent loans	614,955	581,521

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Article 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in payment of principal and/or interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms, including reduction or deferral of interest payments, to assist borrowers in improving their financial condition.

IV.	Accruing loans contractually past due 3 months or more

	(in millions of yen)
	March 31, 2018	September 30, 2018
Accruing loans contractually past due 3 months or more	¥29,193	¥17,619

Accruing loans contractually past due 3 months or more represent loans whose principal and/or interest payments have been past due for 3 months or more, other than loans to bankrupt borrowers and non-accrual delinquent loans.

V.	Restructured loans

	(in millions of yen)
	March 31, 2018	September 30, 2018
Restructured loans	¥577,277	¥337,569

Restructured loans represent loans renegotiated at concessionary terms, including interest rate reductions, deferral of interest payments, deferral of principal repayments, waivers of loan claims, and other negotiated terms, that are favorable to the borrower, for the purpose of business reconstruction of or support for the borrower, other than loans to bankrupt borrowers, non-accrual delinquent loans and accruing loans contractually past due 3 months or more.

VI.	Total of loans to bankrupt borrowers, non-accrual delinquent loans, accruing loans contractually past due 3 months or more and restructured loans

	(in millions of yen)
	March 31, 2018	September 30, 2018
Total of loans to bankrupt borrowers, non-accrual delinquent loans, accruing loans contractually past due 3 months or more and restructured loans	¥1,271,777	¥971,805

The amounts provided in Notes III to VI above represent gross amounts before the deduction of allowance for credit losses.

VII.	Assets pledged as collateral

Assets pledged as collateral and their relevant liabilities as of March 31, 2018 and September 30, 2018 were as follows:

	(in millions of yen)
	March 31, 2018	September 30, 2018
Assets pledged as collateral:
Cash and due from banks	¥2,657	¥—
Trading assets	200,189	19,445
Securities	1,666,189	585,191
Loans and bills discounted	12,803,741	13,082,545

Total	¥14,672,777	¥13,687,183

Relevant liabilities to above assets:
Deposits	¥593,601	¥657,153
Call money and bills sold	4,930	16,351
Trading liabilities	18,473	11,198
Borrowed money	13,268,889	13,001,811
Bonds payable	6,229	3,545
Other liabilities	2,804	4,910
Acceptances and guarantees	10,843	—

In addition to the above, the following assets were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts for futures and other transactions:

	(in millions of yen)
	March 31, 2018	September 30, 2018
Cash and due from banks	¥2,605	¥—
Trading assets	550,797	1,406,495
Securities	11,853,325	11,443,423
Loans and bills discounted	8,007,507	6,649,983

Furthermore, the following assets were sold under repurchase agreements or loaned under securities lending with cash collateral as of March 31, 2018 and September 30, 2018:

	(in millions of yen)
	March 31, 2018	September 30, 2018
Trading assets	¥2,384,656	¥1,881,704
Securities	16,295,738	14,230,440

Total	¥18,680,394	¥16,112,144

Relevant liabilities to above assets:
Payables under repurchase agreements	¥9,079,859	¥16,476,117
Payables under securities lending transactions	6,688,298	504,013

In addition, the following assets were pledged under general collateral repurchase agreements using the subsequent collateral allocation method as of March 31, 2018 and September 30, 2018:

	(in millions of yen)
	March 31, 2018	September 30, 2018
Securities	¥—	¥282,835

VIII.

Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities as of March 31, 2018 and September 30, 2018 was as follows:

	(in millions of yen)
	March 31, 2018	September 30, 2018
Unused overdraft facilities and commitment lines of credit	¥84,324,655	¥87,507,994

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses that allow MUFG’s consolidated subsidiaries to decline the borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial condition or deterioration in the borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request the borrowers to pledge real property and/or securities as collateral upon signing of the contract and will perform periodic monitoring on the borrower’s business conditions in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiate the request for additional collateral and/or guarantees.

IX.

In accordance with the “Law concerning Revaluation of Land” (the “Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess that were recognized as “Deferred tax liabilities for land revaluation,” is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ Land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries: March 31, 1998.

Domestic consolidated trust banking subsidiaries: March 31, 1998, December 31, 2001 and March 31, 2002.

The method of revaluation as set forth in Article 3, Paragraph 3 of the Land Revaluation Law:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of National Land Planning Law” stipulated in Article 2-2 of the “Ordinance,” (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value that is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

In addition, some of MUFG affiliates that were accounted for under the equity method conducted a revaluation for land used for business operations on March 31, 2002.

X.	Accumulated depreciation on tangible fixed assets

	(in millions of yen)
	March 31, 2018	September 30, 2018
Accumulated depreciation on tangible fixed assets	¥1,258,675	¥1,190,791

XI.	Subordinated borrowings with special contractual provisions which rank below other debts with regard to the fulfillment of obligations included in “Borrowed money”

	(in millions of yen)
	March 31, 2018	September 30, 2018
Subordinated borrowings	¥410,701	¥395,143

XII.	Subordinated bonds included in “Bonds payable”

	(in millions of yen)
	March 31, 2018	September 30, 2018
Subordinated bonds	¥3,561,586	¥3,690,353

XIII.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2018	September 30, 2018
Principal-guaranteed money trusts	¥7,105,161	¥7,141,348

XIV.

Guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2018	September 30, 2018
Guarantee obligations for private placement bonds	¥489,114	¥469,001

XV.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on the MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

4.	Consolidated Statements of Income

I.	“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2017	2018
Equity in earnings of the equity method investees	¥135,674	¥163,778
Gains on sales of equity securities	65,790	94,890
Gains on reversal of allowance for credit losses	53,575	77,602
Gains on reversal of reserve for contingent losses	—	56,412
Gains on loans written-off	38,291	30,949

II.	“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2017	2018
Write-offs of loans	¥62,965	¥59,883
Losses on investments as a result of the U.S. Tax Cuts and Jobs Act	—	18,145
Provision for reserve for contingent losses	23,981	1,608

5.	Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2017

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2017	Number of shares increased	Number of shares decreased	Number of shares as of September 30, 2017	Note
Issued shares:
Common stock	14,168,853	—	141,158	14,027,694	(Note 1)

Total	14,168,853	—	141,158	14,027,694

Treasury stock:
Common stock	738,910	142,604	144,262	737,252	(Notes 2 and 3)

Total	738,910	142,604	144,262	737,252

(Notes)

1.	The decrease in the number of shares of common stock by 141,158 thousand shares was due to the cancellation of shares.
2.

The increase in the number of shares of common stock held in treasury by 142,604 thousand shares was mainly due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation, the acquisition of shares for the BIP trust, the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit and an increase in the number of shares held by equity method affiliates. The decrease in the number of shares of common stock held in treasury by 144,262 thousand shares was mainly due to the cancellation of shares, the sale of shares for the BIP trust, the delivery of shares upon the exercise of stock options, the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.

3.

The number of shares of common stock as of April 1, 2017 and September 30, 2017 includes 30,532 thousand shares and 28,877 thousand shares held by the BIP trust, respectively. For the six months ended September 30, 2017, the number of shares held by the BIP trust increased by 1,251 thousand shares and decreased by 2,906 thousand shares.

II.	Information on share subscription rights

Issuer	Type of share subscription rights	Class of shares to be issued	Number of shares subject to subscription rights				Balance as of September 30, 2017 (in millions of yen)
			As of April 1, 2017	Increase	Decrease	As of September 30, 2017
MUFG	Stock options			—			254
Consolidated subsidiaries	—			—			19

Total				—			274

III.	Information on cash dividends

(1)	Cash dividends paid during the six-month period ended September 30, 2017

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2017	Common stock	121,160	9	March 31, 2017	June 30, 2017

(Note)	The total dividend amount includes ¥274 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the six-month period and the effective date of which was after the six-month period ended September 30, 2017

Date of approval	Type of stock	Total dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Meeting of Board of Directors on November 14, 2017	Common stock	119,890	Retained earnings	9	September 30, 2017	December 5, 2017

(Note)	The total dividend amount includes ¥259 million of dividends on the treasury shares held by the BIP trust.

For the six months ended September 30, 2018

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2018	Number of shares increased	Number of shares decreased	Number of shares as of September 30, 2018	Note
Issued shares:
Common stock	13,900,028	—	72,420	13,827,607	(Note 1)

Total	13,900,028	—	72,420	13,827,607

Treasury stock:
Common stock	737,138	86,958	79,095	745,002	(Notes 2 and 3)

Total	737,138	86,958	79,095	745,002

(Notes)

1.	The decrease in the number of shares of common stock by 72,420 thousand shares was due to the cancellation of shares.
2.

The increase in the number of shares of common stock held in treasury by 86,958 thousand shares was mainly due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation, the acquisition of shares for the BIP trust, the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit, the acquisitions of shares held by untraceable shareholders and an increase in the number of shares held by equity method affiliates. The decrease in the number of shares of common stock held in treasury by 79,095 thousand shares was mainly due to the cancellation of shares, the sale of shares for the BIP trust, the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.

3.

The number of shares of common stock as of April 1, 2018 and September 30, 2018 includes 28,733 thousand shares and 35,109 thousand shares held by the BIP trust, respectively. For the six months ended September 30, 2018, the number of shares held by the BIP trust increased by 13,049 thousand shares and decreased by 6,673 thousand shares.

II.    Information on share subscription rights

Issuer	Type of share subscription rights	Class of shares to be issued	Number of shares subject to subscription rights				Balance as of September 30, 2018 (in millions of yen)
			As of April 1, 2018	Increase	Decrease	As of September 30, 2018
MUFG	Stock options			—			189
Consolidated subsidiaries	—			—			27

Total				—			217

III.	Information on cash dividends

(1)	Cash dividends paid during the six-month period ended September 30, 2018

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 28, 2018	Common stock	131,934	10	March 31, 2018	June 29, 2018

(Note)	The total dividend amount includes ¥287 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the six-month period and the effective date of which was after the six-month period ended September 30, 2018

Date of approval	Type of stock	Total dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Meeting of Board of Directors on November 13, 2018	Common stock	144,314	Retained earnings	11	September 30, 2018	December 5, 2018

(Note)	The total dividend amount includes ¥386 million of dividends on the treasury shares held by the BIP trust.

6.	Consolidated Statements of Cash Flows

“Cash and cash equivalents” compared to items presented on the consolidated balance sheet:

	(in millions of yen)
	For the six months ended September 30,
	2017	2018
Cash and due from banks	¥69,634,216	¥74,013,732

Cash and cash equivalents	69,634,216	74,013,732

7.	Leases

Operating leases

(1)	Lessee

Future lease payments, including interest expenses, under non-cancelable operating leases as of March 31, 2018 and September 30, 2018 were as follows:

	(in millions of yen)
	March 31, 2018	September 30, 2018
Due within one year	¥67,314	¥59,631
Due after one year	301,934	292,682

Total	¥369,248	¥352,313

(2)	Lessor

Future lease receivables, including interest receivables, under non-cancelable operating leases as of March 31, 2018 and September 30, 2018 were as follows:

	(in millions of yen)
	March 31, 2018	September 30, 2018
Due within one year	¥5,292	¥32,656
Due after one year	44,196	20,817

Total	¥49,488	¥53,473

8.	Financial Instruments

The following table summarizes the amounts stated on the consolidated balance sheet and the fair value of financial instruments as of March 31, 2018 and September 30, 2018 together with their differences. Note that the following table does not include non-listed equity securities and certain other securities of which fair value cannot be reliably determined (see Note 2).

	(in millions of yen)
	March 31, 2018
	Amount on consolidated balance sheet	Fair value	Difference
(1) Cash and due from banks	¥74,713,689	¥74,713,689	¥—
(2) Call loans and bills bought	482,285	482,285	—
(3) Receivables under resale agreements	5,945,875	5,945,875	—
(4) Receivables under securities borrowing transactions	9,266,996	9,266,996	—
(5) Monetary claims bought (*1)	5,529,619	5,531,031	1,412
(6) Trading assets	6,231,936	6,231,936	—
(7) Money held in trust	943,153	941,976	(1,177)
(8) Securities:
Debt securities being held to maturity	2,221,712	2,252,485	30,773
Available-for-sale securities	54,041,842	54,041,842	—
(9) Loans and bills discounted	108,090,994
Allowance for credit losses (*1)	(632,911)

	107,458,082	108,986,286	1,528,203

(10) Foreign exchanges (*1)	2,942,499	2,942,499	—

Total assets	¥269,777,691	¥271,336,904	¥1,559,212

(1) Deposits	¥177,312,310	¥177,291,729	¥(20,580)
(2) Negotiable certificates of deposit	9,854,742	9,859,614	4,872
(3) Call money and bills sold	2,461,088	2,461,088	—
(4) Payables under repurchase agreements	18,088,513	18,088,513	—
(5) Payables under securities lending transactions	8,156,582	8,156,582	—
(6) Commercial papers	2,181,995	2,181,995	—
(7) Trading liabilities	2,431,073	2,431,073	—
(8) Borrowed money	16,399,502	16,413,230	13,727
(9) Foreign exchanges	2,037,524	2,037,524	—
(10) Short-term bonds payable	847,299	847,299	—
(11) Bonds payable	10,706,252	10,818,739	112,486
(12) Due to trust accounts	10,382,479	10,382,479	—
(13) Other liabilities (*2)	69,802	69,802	—

Total liabilities	¥260,929,166	¥261,039,673	¥110,506

Derivative transactions (*3):
Activities not qualifying for hedge accounting	¥602,416	¥602,416	¥—
Activities qualifying for hedge accounting	256,435	256,435	—

Total derivative transactions	¥858,852	¥858,852	¥—

(*1)

General and specific allowances for credit losses corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(*2)	Derivative transactions are excluded. Financial instruments that are subject to fair value disclosure and are classified as other liabilities are shown in the table.
(*3)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets and liabilities arising from derivative transactions are presented on a net basis.

	(in millions of yen)
	September 30, 2018
	Amount on consolidated balance sheet	Fair value	Difference
(1) Cash and due from banks	¥74,013,732	¥74,013,732	¥—
(2) Call loans and bills bought	301,311	301,311	—
(3) Receivables under resale agreements	11,212,665	11,212,665	—
(4) Receivables under securities borrowing transactions	3,099,563	3,099,563	—
(5) Monetary claims bought (*1)	6,259,775	6,258,710	(1,065)
(6) Trading assets	7,875,778	7,875,778	—
(7) Money held in trust	944,483	942,735	(1,748)
(8) Securities:
Debt securities being held to maturity	2,320,973	2,324,845	3,872
Available-for-sale securities	53,202,846	53,202,846	—
(9) Loans and bills discounted	108,642,700
Allowance for credit losses (*1)	(512,654)

	108,130,046	108,796,638	666,592

(10) Foreign exchanges (*1)	2,655,390	2,655,390	—

Total assets	¥270,016,567	¥270,684,219	¥667,651

(1) Deposits	¥175,979,790	¥176,024,813	¥45,023
(2) Negotiable certificates of deposit	7,862,312	7,870,130	7,818
(3) Call money and bills sold	2,309,072	2,309,072	—
(4) Payables under repurchase agreements	25,610,723	25,610,723	—
(5) Payables under securities lending transactions	1,919,493	1,919,493	—
(6) Commercial papers	2,530,815	2,530,815	—
(7) Trading liabilities	2,462,804	2,462,804	—
(8) Borrowed money	16,281,116	16,276,976	(4,139)
(9) Foreign exchanges	2,340,970	2,340,970	—
(10) Short-term bonds payable	729,499	729,499	—
(11) Bonds payable	11,793,429	11,852,827	59,398
(12) Due to trust accounts	10,094,729	10,094,729	—
(13) Other liabilities (*2)	168,800	168,800	—

Total liabilities	¥260,083,558	¥260,191,658	¥108,100

Derivative transactions (*3):
Activities not qualifying for hedge accounting	¥529,557	¥529,557	¥—
Activities qualifying for hedge accounting	(327,546)	(327,546)	—

Total derivative transactions	¥202,011	¥202,011	¥—

(*1)

General and specific allowances for credit losses corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(*2)	Derivative transactions are excluded. Financial instruments that are subject to fair value disclosure and are classified as other liabilities are shown in the table.
(*3)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets and liabilities arising from derivatives transactions are presented on a net basis. Liabilities on a net basis are presented in parentheses.

(Note 1)	Method used for determining the fair value of financial instruments

Assets

(1)	Cash and due from banks

For deposits without maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. For deposits with maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the remaining maturity period of the majority of such deposits is short (maturity within 1 year).

(2)	Call loans and bills bought, (3) Receivables under resale agreements and (4) Receivables under securities borrowing transactions

For each of these items, the contract terms of the majority of the transactions are short (1 year or less). Thus, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

(5)	Monetary claims bought

The fair value of monetary claims bought is determined based on the price obtained from external parties (brokers, etc.) or on the amount reasonably calculated according to the reasonable estimate.

For certain securitized products whose underlying assets are corporate loan receivables, the fair value is determined by taking into account two different prices. The first price is calculated by discounting the expected future cash flow, which is derived from such factors as default probability and prepayment rate derived from analyses of the underlying assets and discounted at a rate, which is the yield of such securitized products adjusted for the liquidity premium based on the actual historical market data. The second is the price obtained from external parties (brokers, etc.). For other securitized products, the fair value is determined based on the price obtained from external parties after considering the result of periodic confirmation of the current status of these products, including price comparison with similar products, time series data comparison of the same product, and analysis of consistency with publicly available market indices.

For certain monetary claims bought for which these methods do not apply, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount from their qualitative viewpoint.

(6)	Trading assets

For securities such as bonds that are held for trading purposes, the fair value is determined based on the price quoted by stock exchanges or by the financial institutions from which these securities are purchased, or determined at the present value of the expected future cash flow discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments.

(7)	Money held in trust

For securities that are part of trust property in an independently managed monetary trust with the primary purpose to manage securities, the fair value is determined based on the price quoted by the financial institutions from which these securities are purchased.

See “Money Held in Trust” for notes on money held in trust by categories based on each purpose of holding the money held in trust.

(8)	Securities

The fair value of equity securities is determined based on the price quoted by stock exchanges. The fair value of bonds is determined based on the market price or by the financial institutions from which they are purchased, or based on the price reasonably calculated. The fair value of investment trusts is determined based on the publicly available price.

For privately placed guaranteed bonds held by MUFG’s bank or trust subsidiaries, the fair value is determined based on the present value of expected future cash flow, which is adjusted to reflect default risk, amount to be collected from collateral and guarantees and guarantee fees, and discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments.

The fair value of floating rate Japanese government bonds is determined based on the present value as calculated by discounting the expected future cash flow, estimated based on factors such as the yield of government bonds and discounted at a rate based on such yield of government bonds adjusted for the value of embedded options and the liquidity premium based on the actual market premiums observed in the past.

See “Securities” for notes on securities by categories based on each purpose of holding the securities.

(9)	Loans and bills discounted

With respect to loans, for each category of loans based on types of loans, internal ratings and maturity period, the fair value is determined based on the present value of expected future cash flow, which is adjusted to reflect default risk and the expected amount to be collected from collateral and guarantees and discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments. For loans with floating interest rates such as certain residential loans provided to individual home owners, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount, unless the creditworthiness of the borrower has changed significantly since the loan origination.

For receivables from bankrupt, virtually bankrupt and likely to become bankrupt borrowers, credit loss is estimated based on factors such as the present value of expected future cash flow or the expected amount to be collected from collateral and guarantees. Since the fair value of these items approximates the net amount of receivables after the deduction of allowance for credit losses on the consolidated balance sheet as of the consolidated balance sheet date, such amount is presented as the fair value. The fair value of loans qualifying for special hedge accounting treatment of interest rate swaps or designation of forward exchange contracts and other contracts under Generally Accepted Accounting Principles in Japan (“JGAAP”) reflects the fair value of such interest rate swaps or forward exchange contracts and other contracts.

(10)	Foreign exchanges

Foreign exchanges consist of foreign currency deposits with other banks that are “due from foreign banks (our accounts),” short-term loans involving foreign currencies that are “due from other foreign banks (their accounts),” export bills, traveler’s checks and other bills (purchased foreign bills), and loans on notes using import bills (foreign bills receivables). For these items, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because most of these items are deposits without maturity or have short contract terms (1 year or less).

Liabilities

(1)	Deposits and (2) Negotiable certificates of deposit

For demand deposits, the amount payable on demand as of the consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For floating rate time deposits, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the market interest rate is reflected in such deposits within a short time period. Fixed rate time deposits are grouped by certain maturity periods. The fair value of such deposits is the present value discounted by expected future cash flow. The discount rate used is the interest rate that would be applied to newly accepted deposits.

(3)	Call money and bills sold, (4) Payables under repurchase agreements, (5) Payables under securities lending transactions and (6) Commercial papers

For each of these items, the majority of transactions have short contract terms (1 year or less). Thus, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

(7)	Trading liabilities

For securities such as bonds that are sold short for trading purposes, the fair value is determined based on the price quoted by stock exchanges or the financial institutions to which these securities were sold.

(8)	Borrowed money

For floating rate borrowings, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rate of such floating rate borrowings reflects the market interest rate in a short time and that there has been no significant change in MUFG’s or MUFG’s consolidated subsidiaries’ creditworthiness after such borrowings were made. For fixed rate borrowings, the fair value is calculated as the present value of expected future cash flow from these borrowings grouped by certain maturity periods, which is discounted at an interest rate generally applicable to similar borrowings reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries.

(9)	Foreign exchanges

Among foreign exchange contracts, foreign currency deposits accepted from other banks and non-resident yen deposits (due to other foreign banks) are deposits without maturity. Moreover, foreign currency short-term borrowings have short contract terms (1 year or less). Thus, the carrying amount is presented as the fair value of these contracts, as the fair value approximates such carrying amount.

(10)	Short-term bonds payable

For short-term bonds payable, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because they have short contract terms (1 year or less).

(11)	Bonds payable

The fair value of corporate bonds issued by MUFG and MUFG’s consolidated subsidiaries is determined based on their market price. For certain corporate bonds, the fair value is calculated as the present value of expected future cash flow discounted at an interest rate generally applicable to issuance of similar corporate bonds. For floating rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rate of such floating rate corporate bonds reflects the market interest rate in a short time and that there has been no significant change in MUFG’s nor MUFG’s consolidated subsidiaries’ creditworthiness after the issuance. For fixed rate corporate bonds, the fair value is the present value of expected future cash flow from these borrowings, which is discounted at an interest rate generally applicable to similar borrowings reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries. The fair value of corporate bonds qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

(12)	Due to trust accounts

Since these are cash deposits with no maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

(13)	Other liabilities

For other liabilities, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because they have short contract terms (1 year or less).

Derivative transactions

See “Derivatives” for notes on derivative transactions.

(Note 2)

The following table summarizes financial instruments on the consolidated balance sheet whose fair value cannot be reliably determined. These securities are not included in the amount presented under the line item “Assets — (8) Securities: Available-for-sale securities” in the table summarizing the fair value of financial instruments.

	(in millions of yen)
	Amount on consolidated balance sheet
	March 31, 2018	September 30, 2018
Unlisted equity securities (*1) (*2)	¥218,943	¥216,997
Investment in partnerships and others (*2) (*3)	52,692	42,381
Others (*2)	645	645

Total	¥272,280	¥260,023

(*1)	Unlisted equity securities do not carry quoted market prices. Since fair values of these securities cannot be reliably determined, their fair value is not disclosed.
(*2)

With respect to non-listed equity securities, an impairment loss of ¥3,510 million and ¥996 million was recorded in the fiscal year ended March 31, 2018 and in the six months ended September 30, 2018, respectively.

(*3)

Investments in partnerships and others mainly include silent partnerships and investment partnerships and other partnerships, and they do not carry quoted market prices. Since fair values of these securities cannot be reliably determined, their fair values are not disclosed.

9.	Securities

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include negotiable certificates of deposit in “Cash and due from banks” and beneficiary certificates in trusts in “Monetary claims bought” and others.

I.	Debt securities being held to maturity

	(in millions of yen)
	March 31, 2018
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds the amount on the consolidated balance sheet:

Domestic bonds	¥1,100,828	¥1,141,040	¥40,211
Government bonds	1,100,828	1,141,040	40,211
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	1,403,858	1,418,705	14,847
Foreign bonds	315,703	322,112	6,408
Other	1,088,155	1,096,593	8,438

Subtotal	¥2,504,686	¥2,559,745	¥55,058

Securities whose fair value does not exceed the amount on the consolidated balance sheet:

Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	1,088,371	1,071,303	(17,068)
Foreign bonds	805,180	789,333	(15,846)
Other	283,191	281,969	(1,222)

Subtotal	¥1,088,371	¥1,071,303	¥(17,068)

Total	¥3,593,058	¥3,631,048	¥37,990

	(in millions of yen)
	September 30, 2018
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds the amount on the consolidated balance sheet:

Domestic bonds	¥1,100,764	¥1,134,250	¥33,485
Government bonds	1,100,764	1,134,250	33,485
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	1,498,351	1,510,292	11,941
Foreign bonds	216,723	219,031	2,307
Other	1,281,627	1,291,261	9,634

Subtotal	¥2,599,115	¥2,644,542	¥45,427

Securities whose fair value does not exceed the amount on the consolidated balance sheet:

Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	1,597,357	1,562,480	(34,876)
Foreign bonds	1,003,484	971,564	(31,920)
Other	593,872	590,916	(2,956)

Subtotal	¥1,597,357	¥1,562,480	¥(34,876)

Total	¥4,196,473	¥4,207,023	¥10,550

II.	Available-for-sale securities

	(in millions of yen)
	March 31, 2018
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥5,370,084	¥2,111,124	¥3,258,960
Domestic bonds	20,888,022	20,574,978	313,043
Government bonds	18,070,831	17,809,753	261,077
Municipal bonds	774,038	766,234	7,804
Corporate bonds	2,043,152	1,998,990	44,161
Other securities	9,510,490	9,160,441	350,049
Foreign equity securities	138,084	59,406	78,677
Foreign bonds	6,689,898	6,569,032	120,866
Other	2,682,508	2,532,002	150,505

Subtotal	¥35,768,598	¥31,846,543	¥3,922,054

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥170,959	¥209,726	¥(38,767)
Domestic bonds	6,092,605	6,100,129	(7,524)
Government bonds	4,379,710	4,381,745	(2,035)
Municipal bonds	762,353	764,873	(2,520)
Corporate bonds	950,540	953,510	(2,969)
Other securities	13,365,161	13,723,512	(358,350)
Foreign equity securities	196,456	239,158	(42,702)
Foreign bonds	10,758,444	11,018,410	(259,965)
Other	2,410,260	2,465,943	(55,682)

Subtotal	¥19,628,726	¥20,033,368	¥(404,642)

Total	¥55,397,324	¥51,879,912	¥3,517,412

(Note)	The total difference amount shown in the table above includes ¥108,137 million of revaluation gains on securities by application of the fair value hedge accounting method.

	(in millions of yen)
	September 30, 2018
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥5,625,379	¥2,091,330	¥3,534,048
Domestic bonds	13,636,099	13,384,170	251,928
Government bonds	11,557,590	11,347,680	209,910
Municipal bonds	396,911	391,586	5,324
Corporate bonds	1,681,596	1,644,903	36,693
Other securities	8,275,573	7,972,989	302,583
Foreign equity securities	69,840	43,088	26,751
Foreign bonds	4,484,307	4,420,656	63,651
Other	3,721,424	3,509,244	212,180

Subtotal	¥27,537,051	¥23,448,490	¥4,088,560

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥153,712	¥189,865	¥(36,152)
Domestic bonds	11,871,751	11,893,340	(21,589)
Government bonds	9,026,690	9,036,844	(10,154)
Municipal bonds	1,379,355	1,385,439	(6,084)
Corporate bonds	1,465,706	1,471,056	(5,349)
Other securities	14,910,392	15,375,709	(465,317)
Foreign equity securities	86,977	112,293	(25,316)
Foreign bonds	12,519,216	12,858,591	(339,374)
Other	2,304,198	2,404,824	(100,625)

Subtotal	¥26,935,856	¥27,458,915	¥(523,059)

Total	¥54,472,908	¥50,907,406	¥3,565,501

(Note)	The total difference amount shown in the table above includes ¥137,887 million of revaluation gains on securities by application of the fair value hedge accounting method.

III.	Securities with impairment losses

Securities other than those held for trading purposes and investments in affiliates (excluding certain securities whose fair value cannot be reliably determined) are subject to write-downs when their fair value significantly declines and it is determined as of the end of the reporting period that it is not probable that the value will recover to the acquisition cost. In such case, the fair value is recorded on the consolidated balance sheet and the difference between the fair value and the acquisition cost is recognized as losses for the reporting period (referred to as “impairment losses”).

Impairment losses on such securities for the fiscal year ended March 31, 2018 were ¥8,733 million consisting of ¥3,861 million on equity securities and ¥4,872 million on bonds and other securities.

Impairment losses on such securities for the six months ended September 30, 2018 were ¥652 million consisting of ¥322 million on equity securities and ¥330 million on bonds and other securities.

Whether there is any “significant decline in the fair value” is determined for each category of issuers in accordance with the internal standards for self-assessment of asset quality as provided below:

(a)	Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

The fair value is lower than the acquisition cost.

(b)	Issuers requiring close watch:

The fair value has declined 30% or more from the acquisition cost.

(c)	Normal issuers:

The fair value has declined 50% or more from the acquisition cost.

“Bankrupt issuers” means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” means issuers who are not legally or formally bankrupt but are regarded as substantially in similar condition. “Likely to become bankrupt issuers” means issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close watch” means issuers who are financially weak and are under close monitoring by our subsidiaries.

“Normal issuers” means issuers other than those who are categorized in the four categories of issuers mentioned above.

10.	Money Held in Trust

I.	Money held in trust being held to maturity

	(in millions of yen)
	March 31, 2018
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥49,240	¥49,666	¥425	¥425	¥—

	(in millions of yen)
	September 30, 2018
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥50,206	¥50,394	¥188	¥188	¥—

(Note)	“Money held in trust with respect to which (b) exceeds (a)” and “Money held in trust with respect to which (b) does not exceed (a)” show the breakdown of the difference between (a) and (b).

II.	Money held in trust not for trading purposes or being held to maturity

	(in millions of yen)
	March 31, 2018
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purpose or being held to maturity	¥850,429	¥851,373	¥(943)	¥797	¥1,741

	(in millions of yen)
	September 30, 2018
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purpose or being held to maturity	¥852,523	¥863,052	¥(10,528)	¥668	¥11,196

(Note)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” show the breakdown of the difference between (a) and (b).

11.	Net Unrealized Gains (Losses) on Available-for-Sale Securities

Net unrealized gains (losses) on available-for-sale securities as of the dates indicated consisted of the following:

As of March 31, 2018

(in millions of yen)
Net unrealized gains (losses)	¥3,393,803
Available-for-sale securities	3,404,356
Money held in trust not for trading purpose or being held to maturity	(943)
Reclassification from “Available-for-sale securities” to “Debt securities being held to maturity”	(9,609)
Deferred tax liabilities	(990,201)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for non-controlling interests)	2,403,602
Non-controlling interests	(7,677)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	(7,689)

Total	¥2,388,234

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥108,137 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥642 million of unrealized losses on available-for-sale securities in investment limited partnerships and ¥4,275 million of unrealized losses as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies whose fair value cannot be reliably determined.

As of September 30, 2018

(in millions of yen)
Net unrealized gains (losses)	¥3,395,405
Available-for-sale securities	3,422,972
Money held in trust not for trading purpose or being held to maturity	(10,528)
Reclassification from “Available-for-sale securities” to “Debt securities being held to maturity”	(17,038)
Deferred tax liabilities	(998,452)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for non-controlling interests)	2,396,953
Non-controlling interests	(7,319)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	(25,956)

Total	¥2,363,677

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥137,887 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥312 million of unrealized losses on available-for-sale securities in investment limited partnerships and ¥4,328 million of unrealized losses as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies whose fair value cannot be reliably determined.

12.	Derivatives

Derivatives to which hedge accounting is not applied

With respect to derivatives to which hedge accounting is not applied, the contract amounts or notional principal amounts, fair values and related valuation gains (losses) as of the end of the reporting period by transaction type and fair value valuation method were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

I.	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2018
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Interest rate futures	Sold	¥7,029,373	¥4,356,640	¥581	¥581
	Bought	10,890,096	7,811,419	161	161
Interest rate options	Sold	2,914,576	—	(273)	(160)
	Bought	3,378,029	—	595	353
Over-the-counter (“OTC”) transactions:
Forward rate agreements	Sold	32,800,224	2,133,496	(697)	(697)
	Bought	32,866,177	1,301,882	696	696
Interest rate swaps	Receivable fixed rate/ Payable floating rate	479,210,684	381,887,613	6,680,293	6,680,293
	Receivable floating rate/ Payable fixed rate	477,249,726	384,031,321	(6,436,817)	(6,436,817)
	Receivable floating rate/ Payable floating rate	99,013,086	79,926,984	53,045	53,045
	Receivable fixed rate/ Payable fixed rate	743,544	703,254	12,338	12,338
Interest rate swaptions	Sold	22,595,762	17,743,380	(509,707)	202,272
	Bought	18,800,290	14,612,440	395,049	(124,312)
Other	Sold	3,072,070	2,685,358	(38,609)	(7,844)
	Bought	3,622,962	3,191,575	47,756	2,024

Total		—	—	¥204,413	¥381,934

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.

The fair values of transactions listed on exchanges are determined using the closing prices on the Chicago Mercantile Exchange or other exchanges as of the end of the fiscal year. The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

		(in millions of yen)
		September 30, 2018
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Interest rate futures	Sold	¥5,972,156	¥5,124,393	¥852	¥852
	Bought	8,222,592	5,691,260	564	564
Interest rate options	Sold	11,666,046	6,045,537	(3,111)	3,245
	Bought	6,136,760	3,068,360	3,859	(3,988)
OTC transactions:
Forward rate agreements	Sold	32,116,132	4,041,790	(9,483)	(9,483)
	Bought	31,103,169	2,797,092	9,197	9,197
Interest rate swaps	Receivable fixed rate/ Payable floating rate	486,138,439	377,342,048	4,678,021	4,678,021
	Receivable floating rate/ Payable fixed rate	483,228,606	380,139,094	(4,550,473)	(4,550,473)
	Receivable floating rate/ Payable floating rate	102,590,254	81,687,167	53,257	53,257
	Receivable fixed rate/ Payable fixed rate	835,851	760,441	13,220	13,220
Interest rate swaptions	Sold	25,319,610	18,859,860	(445,718)	311,513
	Bought	21,054,764	15,281,171	351,615	(212,989)
Other	Sold	3,075,031	2,829,915	(40,290)	(5,739)
	Bought	3,713,406	3,339,100	47,942	1,293

Total		—	—	¥109,453	¥288,491

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.

The fair values of transactions listed on exchanges are determined using the closing prices on the Chicago Mercantile Exchange or other exchanges as of the end of the reporting period. The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

II.	Currency-related derivatives

		(in millions of yen)
		March 31, 2018
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥117,263	¥—	¥630	¥630
	Bought	428,886	91,925	(915)	(915)
OTC transactions:
Currency swaps		57,858,623	49,164,492	266,144	266,144
Forward contracts on foreign exchange	Sold	63,279,991	3,990,024	127,605	127,605
	Bought	61,353,570	3,860,390	(79,450)	(79,450)
Currency options	Sold	7,748,997	3,600,092	(22,070)	114,296
	Bought	7,170,779	3,277,407	87,596	(31,809)

Total		—	—	¥379,541	¥396,501

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.

		(in millions of yen)
		September 30, 2018
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥101,172	¥—	¥(1,083)	¥(1,083)
	Bought	516,677	151,552	3,004	3,004
OTC transactions:
Currency swaps		60,792,188	50,598,304	268,352	268,352
Forward contracts on foreign exchange	Sold	61,311,972	4,028,756	(590,181)	(590,181)
	Bought	60,783,357	3,977,887	714,923	714,923
Currency options	Sold	9,075,587	3,574,949	(40,850)	85,119
	Bought	8,283,845	3,101,011	43,112	(70,104)

Total		—	—	¥397,279	¥410,031

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.

III.	Equity-related derivatives

		(in millions of yen)
		March 31, 2018
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Stock index futures	Sold	¥362,606	¥17,184	¥(9,317)	¥(9,317)
	Bought	201,384	20,790	6,313	6,313
Stock index options	Sold	1,241,760	614,845	(93,120)	19,242
	Bought	1,154,283	478,092	72,648	986
OTC transactions:
OTC securities option transactions	Sold	578,465	317,380	(92,512)	(59,904)
	Bought	683,257	452,348	109,887	95,784
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	208,164	173,145	(13,792)	(13,792)
	Receivable interest rate/ Payable index volatility	838,900	393,632	41,403	41,403
Forward transactions in OTC securities indexes	Sold	990	—	7	7
	Bought	13,909	—	54	54

Total		—	—	¥21,571	¥80,777

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.

The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year. The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

		(in millions of yen)
		September 30, 2018
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Stock index futures	Sold	¥818,902	¥17,184	¥(26,865)	¥(26,865)
	Bought	135,975	20,790	9,699	9,699
Stock index options	Sold	1,207,738	650,038	(85,766)	25,462
	Bought	1,134,423	468,292	68,038	2,077
OTC transactions:
OTC securities option transactions	Sold	625,172	361,690	(99,445)	(63,449)
	Bought	688,944	498,928	115,490	100,213
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	269,759	204,573	1,511	1,511
	Receivable interest rate/ Payable index volatility	859,174	390,171	27,260	27,260
Forward transactions in OTC securities indexes	Sold	194	—	(11)	(11)
	Bought	15,453	—	1,147	1,147

Total		—	—	¥11,059	¥77,047

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.

The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the reporting period. The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

IV.	Bond-related derivatives

		(in millions of yen)
		March 31, 2018
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Bond futures	Sold	¥895,053	¥—	¥(84)	¥(84)
	Bought	584,830	—	(392)	(392)
Bond futures options	Sold	374,547	—	(245)	(25)
	Bought	769,317	—	458	(4)
OTC transactions:
Bond OTC options	Sold	93,145	—	(186)	(10)
	Bought	93,214	—	160	(8)
Bond forward contracts	Sold	882,768	—	(134)	(134)
	Bought	428,233	—	409	409
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	21,400	21,400	2,192	2,192
	Receivable variable rate/ Payable fixed rate	—	—	—	—
	Receivable variable rate/ Payable variable rate	233,652	233,652	(10,736)	(10,736)
	Receivable fixed rate/ Payable fixed rate	16,500	16,500	2,256	2,256
Total return swaps	Sold	74,368	74,368	23	23
	Bought	211,964	175,186	1,932	1,932

Total		—	—	¥(4,343)	¥(4,579)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.

The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year. The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

		(in millions of yen)
		September 30, 2018
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Bond futures	Sold	¥1,251,927	¥—	¥(3,507)	¥(3,507)
	Bought	791,824	—	(83)	(83)
Bond futures options	Sold	833,031	—	(2,444)	(333)
	Bought	1,325,392	—	2,152	(1,150)
OTC transactions:
Bond OTC options	Sold	83,654	—	(119)	72
	Bought	90,155	—	282	83
Bond forward contracts	Sold	987,708	—	(4,724)	(4,724)
	Bought	592,941	—	539	539
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	16,100	16,100	2,270	2,270
	Receivable variable rate/ Payable fixed rate	—	—	—	—
	Receivable variable rate/ Payable variable rate	399,385	399,385	14,625	14,625
	Receivable fixed rate/ Payable fixed rate	12,500	12,500	1,694	1,694
Total return swaps	Sold	79,499	79,499	(5,315)	(5,315)
	Bought	234,119	151,023	1,757	1,757

Total		—	—	¥7,128	¥5,928

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.

The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the reporting period. The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

V.	Commodity-related derivatives

		(in millions of yen)
		March 31, 2018
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable interest rate	¥95,906	¥76,096	¥(30,159)	¥(30,159)
	Receivable interest rate/ Payable index volatility	99,411	77,642	32,042	32,042
Commodity options	Sold	35,643	4,721	(500)	(74)
	Bought	35,542	4,621	428	293

Total		—	—	¥1,811	¥2,102

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the prices and contract periods of the underlying transactions as well as other factors comprising other contractual terms of such transactions.
3.	The commodities are mainly those related to oil and other commodities.

		(in millions of yen)
		September 30, 2018
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable interest rate	¥82,623	¥71,665	¥(25,712)	¥(25,712)
	Receivable interest rate/ Payable index volatility	83,517	72,773	26,951	26,951
Commodity options	Sold	8,598	2,648	(569)	(506)
	Bought	8,499	2,549	496	465

Total		—	—	¥1,166	¥1,199

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the prices and contract periods of the underlying transactions as well as other factors comprising other contractual terms of such transactions.
3.	The commodities are mainly those related to oil and other commodities.

VI.	Credit-related derivatives

		(in millions of yen)
		March 31, 2018
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Credit default options	Sold	¥2,911,035	¥2,222,885	¥61,073	¥61,073
	Bought	3,404,617	2,695,260	(62,404)	(62,404)

Total		—	—	¥(1,330)	¥(1,330)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.
3.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

		(in millions of yen)
		September 30, 2018
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Credit default options	Sold	¥2,981,672	¥2,438,098	¥46,916	¥46,916
	Bought	3,349,709	2,828,602	(44,598)	(44,598)

Total		—	—	¥2,318	¥2,318

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.
3.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

VII.	Other derivatives

		(in millions of yen)
		March 31, 2018
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥28,000	¥21,000	¥(1,182)	¥916
	Bought	28,000	21,000	1,182	(899)
SVF Wrap Products	Sold	582,940	317,058	(7)	(7)
	Bought	—	—	—	—
Other	Sold	—	—	—	—
	Bought	5,017	3,157	763	763

Total		—	—	¥755	¥772

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the option-pricing model or other methods.
3.	SVF Wrap Products are derivative instruments where the Bank guarantees the payment of the principal to 401(k) investors and other investors that invest in Stable Value Fund.

		(in millions of yen)
		September 30, 2018
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥28,000	¥28,000	¥(833)	¥554
	Bought	28,353	28,000	1,188	(608)
SVF Wrap Products	Sold	243,162	—	(3)	(3)
	Bought	—	—	—	—
Other	Sold	—	—	—	—
	Bought	5,363	5,363	801	801

Total		—	—	¥1,151	¥743

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the option-pricing model or other methods.
3.	SVF Wrap Products are derivative instruments where the Bank guarantees the payment of the principal to 401(k) investors and other investors that invest in Stable Value Fund.

13.	Stock Options

I.	Amount of, and income statement line-item for, expenses relating to stock options

	(in millions of yen)
	For the six months ended September 30,
	2017	2018
General and administrative expenses	¥3,408	¥4,233

II.	Outline of stock bonus plans of MUFG Americas Holdings Corporation (“MUAH”), a consolidated subsidiary of MUFG

For the six months ended September 30, 2017

	2017 1st Stock Bonus Plans		2017 2nd Stock Bonus Plans		2017 3rd Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries:	1	Employees of MUAH and subsidiaries:	3	Employees of MUAH and subsidiaries:	2
Number of units granted*	RSUs:	27,157	RSUs:	97,779	RSUs:	90,351
Date of grant	January 17, 2017		March 15, 2017		April 17, 2017
Eligible service period	January 17, 2017 to January 15, 2020		March 15, 2017 to March 15, 2020		April 17, 2017 to April 15, 2020
Fair value on grant date (in U.S. dollars per unit)		$6.26		$6.75		$6.01

	2017 4th Stock Bonus Plans		2017 5th Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries:	1	Employees of MUAH and subsidiaries:	1,113
Number of units granted*	RSUs:	11,793	RSUs:	12,516,945
Date of grant	May 15, 2017		June 15, 2017
Eligible service period	May 15, 2017 to June 15, 2019		June 15, 2017 to June 15, 2020
Fair value on grant date (in U.S. dollars per unit)		$6.36		$6.52

(Note)

The RSUs referred to in the above tables are the Restricted Stock Units which are settled in American Depositary Receipts (ADRs) representing shares of common stock of MUFG, MUAH’s ultimate parent company. Compensation costs related to the RSUs granted for the six months ended September 30, 2017 are presented in “General and administrative expenses” in the consolidated statements of income. RSUs represent a right to receive one ADR per RSU and, unless otherwise provided in the relevant Restricted Share Unit Agreement, the right vests pro-rata on each one-year anniversary of the grant date and becomes fully vested three years from the grant date, provided that the grantees have satisfied the specified continuous service requirements. Each ADR is exchangeable for one share of MUFG common stock.

The grantees are entitled to “dividend equivalent credits” on their granted but unvested RSUs when MUFG pays dividends to its shareholders. The credit is equal to the dividends that the grantees would have received on the shares had the shares been issued to the grantees in exchange for their granted but unvested RSUs.

For the six months ended September 30, 2018

	2018 1st Stock Bonus Plans		2018 2nd Stock Bonus Plans		2018 3rd Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries:	10	Employees of MUAH and subsidiaries:	1	Employees of MUAH and subsidiaries:	1
Number of units granted*	RSUs:	206,325	RSUs:	8,055	RSUs:	19,207
Date of grant	January 16, 2018		January 16, 2018		January 16, 2018
Eligible service period	January 16, 2018 to January 15, 2021		January 16, 2018 to April 15, 2020		January 16, 2018 to June 15, 2020
Fair value on grant date (in U.S. dollars per unit)		$8.07		$8.07		$8.07

	2018 4th Stock Bonus Plans		2018 5th Stock Bonus Plans		2018 6th Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries:	1	Employees of MUAH and subsidiaries:	1	Employees of MUAH and subsidiaries:	3
Number of units granted*	RSUs:	8,055	RSUs:	9,294	RSUs:	30,077
Date of grant	January 16, 2018		January 16, 2018		April 16, 2018
Eligible service period	January 16, 2018 to July 15, 2020		January 16, 2018 to December 15, 2019		April 16, 2018 to April 15, 2021
Fair value on grant date (in U.S. dollars per unit)		$8.07		$8.07		$6.65

	2018 7th Stock Bonus Plans		2018 8th Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries:	1	Employees of MUAH and subsidiaries:	1,076
Number of units granted*	RSUs:	28,572	RSUs:	12,383,565
Date of grant	April 16, 2018		June 15, 2018
Eligible service period	April 16, 2018 to January 15, 2021		June 15, 2018 to June 15, 2021
Fair value on grant date (in U.S. dollars per unit)		$6.65		$5.89

(Note)

The RSUs referred to in the above tables are the Restricted Stock Units which are settled in American Depositary Receipts (ADRs) representing shares of common stock of MUFG, MUAH’s ultimate parent company. Compensation costs related to the RSUs granted for the six months ended September 30, 2018 are presented in “General and administrative expenses” in the consolidated statements of income. RSUs represent a right to receive one ADR per RSU and, unless otherwise provided in the relevant Restricted Share Unit Agreement, the right vests pro-rata on each one-year anniversary of the grant date and becomes fully vested three years from the grant date, provided that the grantees have satisfied the specified continuous service requirements. Each ADR is exchangeable for one share of MUFG common stock.

The grantees are entitled to “dividend equivalent credits” on their granted but unvested RSUs when MUFG pays dividends to its shareholders. The credit is equal to the dividends that the grantees would have received on the shares had the shares been issued to the grantees in exchange for their granted but unvested RSUs.

14.	Segment Information

I.	Business segment information

(1)	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes and executes unified group-wide strategies based on customer characteristics and the nature of business.

Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Retail & Commercial Banking Business Group, Japanese Corporate & Investment Banking Business Group, Global Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Markets Business Group and Other.

Retail & Commercial Banking Business Group:	Providing services relating to finance, real estate and stock transfers to Japanese individual and small to medium sized corporate customers

Japanese Corporate & Investment Banking Business Group:	Providing services relating to finance, real estate and stock transfers to large Japanese corporate customers

Global Corporate & Investment Banking Business Group:	Providing financial services to large non-Japanese corporate customers

Global Commercial Banking Business Group:	Providing financial services to individual and small to medium sized corporate customers of overseas commercial bank investees of MUFG

Asset Management & Investor Services Business Group:	Providing asset management and administration services to domestic and overseas investor and asset manager customers

Global Markets Business Group:	Providing services relating to foreign currency exchange, funds and investment securities to customers, as well as conducting market transactions and managing liquidity and cash for MUFG

Other:	Other than the businesses mentioned above

(a)	Changes in reporting segments

MUFG reorganized its previous business groups (Retail Banking Business Group, Corporate Banking Business Group, Global Business Group, Trust Assets Business Group and Global Markets Business Group) to realize the MUFG group’s collective strengths more effectively through integrated group-wide business operations under the medium-term business plan that was commenced in the six months ended September 30, 2018, and changed its reporting segments to the current segmentation based on the reorganized business groups.

The business segment information for the six months ended September 30, 2017 has been restated to reflect the foregoing changes in the reporting segments.

(2)	Methods of calculation of net revenue and operating profit (loss) for each reporting segment

The accounting methods applied to the reported business segments, except the scope of consolidation, are generally consistent with the methods described in “Significant Accounting Policies Applied to the Semi-Annual Consolidated Financial Statements”. The scope of consolidation includes MUFG’s major subsidiaries. The reported figures are generally prepared based on internal managerial accounting rules before elimination of inter-segment transactions and other consolidation adjustments. Net revenues and operating expenses attributable to multiple segments are reported in accordance with internal managerial accounting rules generally calculated based on market value.

(3)	Information on net revenue and operating profit (loss) for each reporting segment

For the six months ended September 30, 2017

	(in millions of yen)
	For the six months ended September 30, 2017
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥766,896	¥252,221	¥195,290	¥314,535	¥93,141	¥1,622,086	¥373,929	¥41,151	¥2,037,166
BK and TB combined	382,900	214,107	124,737	(1,546)	41,663	761,862	278,373	69,326	1,109,563
Net interest income	233,994	77,829	48,556	(1,547)	—	358,833	121,932	111,618	592,384
Net non-interest income	148,906	136,277	76,180	1	41,663	403,029	156,441	(42,292)	517,178
Other than BK and TB combined	383,996	38,114	70,552	316,081	51,478	860,223	95,555	(28,175)	927,603
Operating expenses	609,518	148,852	122,600	227,425	58,761	1,167,158	113,896	79,111	1,360,166

Operating profit (loss)	¥157,378	¥103,369	¥72,689	¥87,110	¥34,379	¥454,927	¥260,032	¥(37,960)	¥677,000

(Notes)

1.	“BK” refers to MUFG Bank, Ltd. and “TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
2.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
3.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
4.	“Operating expenses” includes personnel expenses and premise expenses.
5.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.

For the six months ended September 30, 2018

	(in millions of yen)
	For the six months ended September 30, 2018
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥754,497	¥260,496	¥200,571	¥343,843	¥104,358	¥1,663,767	¥258,302	¥12,139	¥1,934,210
BK and TB combined	363,268	203,659	136,456	(858)	48,954	751,480	166,247	97,598	1,015,325
Net interest income	233,104	75,611	57,909	(857)	—	365,767	103,742	189,646	659,156
Net non-interest income	130,163	128,047	78,547	(1)	48,954	385,712	62,504	(92,048)	356,169
Other than BK and TB combined	391,229	56,837	64,115	344,702	55,403	912,287	92,055	(85,458)	918,884
Operating expenses	608,798	144,939	123,404	239,592	60,563	1,177,298	113,067	73,341	1,363,706

Operating profit (loss)	¥145,698	¥115,557	¥77,167	¥104,250	¥43,794	¥486,469	¥145,235	¥(61,201)	¥570,503

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.

(4)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding six-months periods

	(in millions of yen)
	For the six months ended September 30,
	2017	2018
Total operating profit of reporting segments	¥677,000	¥570,503
Operating profit of consolidated subsidiaries excluded from reporting segments	12,152	9,455
Credit related expenses	(88,757)	(46,995)
Gains on reversal of allowance for credit losses	53,575	77,602
Gains on reversal of reserve for contingent losses included in credit costs	—	56,412
Gains on loans written-off	38,291	30,949
Net gains on equity securities and other securities	55,015	85,149
Equity in earnings of equity method investees	135,674	163,778
Others	(18,932)	(60,935)

Ordinary profit in the consolidated statement of income	¥864,020	¥885,919

II.	Related information

For the six months ended September 30, 2017

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a)	Ordinary income

(in millions of yen)
For the six months ended September 30, 2017
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥1,754,807	¥577,098	¥202,360	¥477,910	¥56,014	¥3,068,191

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

(in millions of yen)
September 30, 2017
Japan	United States	Others	Total
¥1,133,399	¥142,887	¥99,515	¥1,375,802

(3)	Information by major customer

None.

For the six months ended September 30, 2018

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a)	Ordinary income

(in millions of yen)
For the six months ended September 30, 2018
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥1,709,656	¥767,109	¥242,199	¥599,796	¥56,969	¥3,375,731

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

(in millions of yen)
September 30, 2018
Japan	United States	Others	Total
¥1,135,326	¥132,931	¥100,577	¥1,368,836

(3)	Information by major customer

None.

III.	Information on impairment losses on long-lived assets by reporting segment

Impairment losses on long-lived assets are not allocated to the reporting segments. Total impairment losses on long-lived assets for the six months ended September 30, 2017 and 2018 were ¥22,597 million and ¥8,507 million, respectively.

IV.	Information on amortization and unamortized balance of goodwill by reporting segment

For the six months ended September 30, 2017

	(in millions of yen)
	For the six months ended September 30, 2017
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥87	¥22	¥—	7,809	¥569	¥8,489	¥—	¥29	¥8,519
Unamortized balance at period end	1,664	587	—	233,939	22,372	258,563	—	864	259,428

For the six months ended September 30, 2018

	(in millions of yen)
	For the six months ended September 30, 2018
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥87	¥22	¥—	7,814	¥641	¥8,565	¥—	¥29	¥8,595
Unamortized balance at period end	1,488	542	—	218,771	20,793	241,595	—	805	242,401

V.	Information on gains on negative goodwill by reporting segment

None.

15.	Business Combinations

None.

16.	Per Share Information

(1)	The bases for the calculation of total equity per common share for the periods indicated were as follows:

	(in yen)
	March 31, 2018	September 30, 2018
Total equity per common share	¥1,217.41	¥1,244.89

	(in millions of yen)
	March 31, 2018	September 30, 2018
Total equity	¥17,295,037	¥17,575,437
Deductions from total equity:
Subscription rights to shares	274	217
Non-controlling interests	1,270,123	1,288,761

Total deductions	1,270,398	1,288,979

Total equity attributable to common shares	¥16,024,639	¥16,286,458

	(in thousands)
	March 31, 2018	September 30, 2018
Number of common shares at period end used for the calculation of total equity per common share	13,162,889	13,082,605

(2)	The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

	(in yen)
	For the six months ended September 30,
	2017	2018
Basic earnings per common share	¥46.99	¥49.65
Diluted earnings per common share	46.85	49.48

	(in millions of yen)
	For the six months ended September 30,
	2017	2018
Profits attributable to owners of parent	¥626,940	¥650,796
Profits not attributable to common shareholders	—	—

Profits attributable to common shareholders of parent	¥626,940	¥650,796

	(in millions of yen)
	For the six months ended September 30,
	2017	2018
Adjustments to profits attributable to owners of parent	¥(1,883)	¥(2,177)
Adjustments related to dilutive shares of consolidated subsidiaries and others	(1,883)	(2,177)

	(in thousands)
	For the six months ended September 30,
	2017	2018
Average number of common shares during the periods	13,339,150	13,106,742
Increase in common shares	658	484
Preferred shares	—	—
Subscription rights to shares	658	484

For the six months ended September 30,
	2017	2018
Description of antidilutive securities which were not included in the calculation of diluted earnings per common share	Share subscription rights issued by equity method affiliates:	Share subscription rights issued by equity method affiliates:
	Morgan Stanley	Morgan Stanley
	Stock options and others — 0 million units as of June 30, 2017	Stock options and others — 0 million units as of June 30, 2018

(3)

The shares of MUFG common stock remaining in the BIP trust, which were included in the treasury stock as part of shareholders’ equity, were deducted from the average total number of issued shares for the six months ended September 30, 2018 used for the calculation of earnings per common share and from the total number of issued shares as of September 30, 2018 used for the calculation of total equity per common share. The average number of such treasury stock deducted from the calculation of earnings per common share for the six months ended September 30, 2017 and 2018 was 30,418 thousand shares and 35,072 thousand shares, respectively, and the number of such treasury stock deducted from the calculation of total equity per common share as of March 31, 2018 and September 30, 2018 was 28,733 thousand shares and 35,109 thousand shares, respectively.

17.	Subsequent Events

I.	Acquisition of shares of firm

On October 31, 2018, Mitsubishi UFJ Trust and Banking Corporation (“the Trust Bank”), a consolidated subsidiary of MUFG, entered into a Share Sale Deed with Australian financial group Commonwealth Bank of Australia (“CBA”) and its wholly-owned subsidiary Colonial First State Group Limited (the “Seller”) to acquire 100% of the shares in each of nine subsidiaries of the Seller, which collectively represent CBA’s global asset management business known as Colonial First State Global Asset Management (“CFSGAM”), from the Seller (the “Proposed Transaction”), subject to applicable regulatory and other approvals and certain other conditions.

(1)	Objectives of the transaction

MUFG has stated in the current Medium-Term Business Plan that its Asset Management & Investor Services Business Group aims to become “the unparalleled industry leader in Japan as well as a global player boasting significant presence overseas”. To achieve this goal of becoming a major player in the global asset management market, MUFG has been pursuing growth through inorganic investments, while endeavoring to enhance its asset management capabilities and product competitiveness, with the Trust Bank being the core subsidiary in the Business Group.

CFSGAM is a global asset management group with approximately AUD 210 billion in assets under management (“AuM”) and is currently the third largest asset management group by AuM in Asian markets excluding Japan. CFSGAM offers a wide range of products including equities, fixed income and alternatives, and has specialist capabilities in Asian and emerging equity markets, alternatives (property and infrastructure), as well as passive and other products.

Through this Proposed Transaction, MUFG expects to be able to meet various client needs by expanding its product lineup and enhancing its presence as the largest asset management firm in the Asia and Oceania region. MUFG aims to work together with CFSGAM to continue delivering value to our current and future clients.

(2)	Name of the Seller in the Proposed Transaction

Colonial First State Group Limited

(3)	Names, business description and scale of the entities to be acquired

(a) Names	Colonial First State Asset Management (Australia) Limited
Colonial First State Infrastructure Holdings Limited
Colonial First State Managed Infrastructure Limited
First State Investment Managers (Asia) Limited
First State Investments (UK Holdings) Limited
First State Investments (US) LLC
Realindex Investments Pty Limited
CFSGAM IP Holdings Pty Limited
CFSGAM Services Pty Ltd
(b) Business description	Asset Management, etc.
(c) Assets under management	Approximately AUD 210 billion (as of December 31, 2017)
(d) Operating income	AUD 343 million (for the fiscal year ended June 30, 2018)

(4)	Expected date of the stock acquisition

MUFG expected to close the Proposed Transaction in the middle of 2019.

(5)	Acquisition price and equity interest after the acquisition

Subject to the satisfaction of conditions precedent (including obtaining necessary regulatory approvals) set out in the Share Sale Deed, the Trust Bank expects to acquire a 100% equity interest in each of the CFSGAM entities for a total acquisition price of approximately AUD 4.0 billion.

II.	Repurchase and cancellation of own shares

MUFG resolved, at a meeting of the Board of Directors held on November 13, 2018, to repurchase shares of its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Company Act, in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Company Act and Article 44 of its Articles of Incorporation, and to cancel the repurchased shares of its common stock in accordance with the provisions of Article 178 of the Company Act.

(1)	Reasons for the repurchase and cancellation of own shares

The repurchase and cancellation of shares of MUFG common stock were intended to enhance shareholder returns, improve capital efficiency and conduct capital management flexibly.

(2)	Outline of the repurchase of own shares

(a)	Type of shares to be repurchased: Common shares of MUFG

(b)	Aggregate number of shares to be repurchased: Up to 200,000,000 shares (equivalent to 1.52% of the total number of issued shares (excluding treasury shares))

(c)	Aggregate amount of repurchase price: Up to JPY 100,000,000,000

(d)	Repurchase period: From November 14, 2018 to December 31, 2018

(e)	Repurchase method: Market purchases pursuant to a discretionary trading contract relating to the share repurchase

(3)	Outline of the cancellation of own shares

(a)	Type of shares to be canceled: Common shares of MUFG

(b)	Number of shares to be canceled: All of the shares to be repurchased as stated in (2) above

(c)	Scheduled cancellation date: January 22, 2019